Exhibit 15.1

PEOPLE AND WORK ENVIRONMENT

DEVELOP A WINNING ORGANISATION

WORK ENVIRONMENT TO SUPPORT OUR OPERATIONS

CAT’s people are critical to the Company’s success. The Board expects high standards from employees and considers the Company’s staff to be exceptional in many ways. The management team is strong and experienced, and the Board is broad and balanced.

CULTURE, BUSINESS ETHICS, INTERNAL COMMUNICATION AND EMPLOYEE BENEFITS

CAT has a strong culture of collaboration and sharing ideas that extends across all functions and levels. Employees are encouraged to contribute and are driven by the Company’s aspiration to excel.

CAT has a written business ethics policy and strives to carry out its business in an ethical manner, treating its partners, clients, suppliers and other business contacts fairly. CAT has developed a set of values, in conjunction with its employees. These values form an integral part of the operation of the business and system of performance management, and underpin relationships, both internally and externally.

During the year, a staff survey was carried out to assess employee feelings about their work, their working environment and the Company. Over 90% of employees responded to the survey and overall findings were generally positive suggesting that CAT has a largely engaged and fulfilled workforce. As anticipated it did provide senior management with the opportunity to identify areas for improvement and a consultation process with staff is under way to develop appropriate improvement initiatives.

CAT seeks to keep its employees informed about the business, including the Company’s performance and developments in the scientific and professional fields in which they operate.

In order to strengthen and facilitate communication throughout the Company, an ‘employee forum’, constituted of elected staff representatives and some senior managers, has been established and is regularly consulted by management in relation to any major changes or potential changes which could affect staff.

CAT is committed to providing equal opportunities and it is CAT’s policy to treat all employees, and applicants for employment, in the same way, regardless of age, gender, nationality, race, marital status, sexual orientation or disability. CAT has in place a public interest disclosure policy whereby any alleged malpractice or impropriety can be reported by employees to a member of the Executive Group (see page 24) without fear of reprisal or prejudice, and a harassment policy for the protection of employees.

CAT strives to provide an environment that attracts and retains the best staff. The Company also has a range of policies to support legislation relating to maternal and paternal leave, which go further than the current statutory position in the UK. CAT also has policies on compassionate leave and sabbatical leave. All employees are eligible for a number of benefits, including private healthcare, permanent health and life assurance and a personal pension plan into which the Company will generally contribute an amount equivalent to 10% of an employee’s basic salary. CAT also offers a Share Incentive Plan to its UK-based employees and will typically grant Share Options to employees on joining the Company and in recognition of good performance.

Information about individual performance management and the work environment follows on page 27.

What are the risks?

•	CAT’s business may be harmed if it is not able to retain people and/or groups who are key to its business success and is unable to find suitable replacements in a timely manner.

•	CAT aims to provide an attractive compensation and work environment and regularly reviews the pay and conditions of its staff.

•	CAT seeks to provide staff with a range of career development opportunities.

•	CAT seeks to reduce the concentration of knowledge in a few individuals through its knowledge information management systems and knowledge sharing culture.

•	CAT seeks to have a culture that retains and motivates its staff.

SHAPE OF THE ORGANISATION

The average number of people employed by CAT in 2005 was 284, of which 210 were in research and development and 74 in management and administration.

To complement the internal team, CAT works with a number of carefully selected external experts, consultants and advisors.

MANAGEMENT

The roles of the Board, Executive Group and Operational Management, and the way in which authority is delegated, are detailed on the following pages.

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OPERATING AND FINANCIAL REVIEW

The Board

CAT’s Board consists of eight independent Non-Executive Directors and three Executive Directors. When appointing a Director, the needs of the Company are carefully considered, ensuring that the Board retains its broad level of knowledge and experience. In addition, care is taken to ensure that the skills of the Non-Executive Directors complement those of the Executive Directors and Executive Group (the Company’s most senior management). The Board meets formally six times per year and there is frequent contact between meetings as and when required by the needs of the business.

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
PAUL NICHOLSON MB BS FFPM (68) Non-Executive Chairman	PETER CHAMBRÉ (50) Director and Chief Executive Officer	JOHN ASTON MA ACA (51) Director and Chief Financial Officer	PROFESSOR UWE BICKER MD PhD (60) Non-Executive Director	JOHN BROWN PhD MBA (50) Non-Executive Director	PROFESSOR SIR AARON KLUG OM PRS ScD HonFRCP HonFRCPath Nobel Laureate (1982) (79) Non-Executive Director

Paul Nicholson was appointed to the Board of CAT in 1999 and became Chairman in 2004. He is a qualified physician and has extensive experience of the pharmaceutical industry, most recently as Senior Vice-President of Worldwide Development at SmithKline Beecham. He retired from SmithKline Beecham at the end of 1998. He previously held senior positions at Monsanto, Hoechst and Sterling Winthrop. Paul serves as a Board Director for a number of bioscience companies including Xantos Biomedicine AG (functional biology and drug discovery), BioVex Inc. (vaccines for cancer and infectious disease), 7TM Pharma A/S (7TM receptor research) and he is a member of the Novartis Science Board.

Peter Chambré joined CAT as Chief Executive Officer in 2002. Previously, Peter was Chief Operating Officer at Celera Genomics Group and prior to this, held the position of CEO at Bespak PLC, the drug delivery group. Peter has considerable experience of senior management roles, both in the UK and the US, where he has developed these companies towards the biopharmaceutical marketplace. Peter has also held positions at Bain & Company, the strategy consultancy, and Unilever PLC.

John Aston joined the Board as Finance Director in 1996, prior to the Company’s flotation on the London Stock Exchange in 1997. Previously, John was a Director of J Henry Schroder & Co Ltd, working in investment banking. John qualified as a chartered accountant with Price Waterhouse and also worked at the British Technology Group.

Uwe Bicker joined the Board of CAT in 1999. He is a Member of the Board of Trustees of the Aventis Foundation, Chairman of the Supervisory Board of Dade Behring Holding GmbH, and a Member of the Board of the University of Marburg. He is also Chairman of the Supervisory Board of Future Capital AG, Frankfurt, and a Member of the Supervisory Board of Defiens AG, Munich. Previously, he was a Board member of Behringwerke AG, a Board member of Hoechst Marion Roussel AG and a Board member of Boehringer Mannheim GmbH. He is a qualified physician, holds doctorates in medicine and chemistry, and is a Professor at the University of Heidelberg Medical School. Uwe will not be seeking re-election at the Annual General Meeting in February 2006.

John Brown joined the Board of CAT in September 2005. He currently Chairs the Governing Council of the Roslin Institute in Edinburgh, is Chairman of Scottish Biomedical and is a Non-Executive Director of a number of private and public biotech companies. He sits on the Advisory Board of the Life Sciences ITI in Scotland, is a member of the DTI Technology Strategy Board and the DTI Biotechnology Leadership Council. He is also Chairman of the BIA Scotland. Until 2003, he was Chief Executive of the FTSE 250 biotech company Acambis plc, a leading producer of vaccines to treat and prevent infectious disease, which he joined as Finance Director in 1995 and was appointed CEO in 1997.

Sir Aaron Klug has been on the Board of CAT since the Company was founded in 1990. Prior to his retirement in 1996, he was honourary Professor of Molecular Biology at the University of Cambridge and Director of the Medical Research Council (MRC) Laboratory of Molecular

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[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	Details of Board Committee memberships are given on page 47.
CHRISTOPHER MARSHALL MA DPhil FRS (56) Non-Executive Director	DIANE MELLETT LLB JD (45) Director and General Counsel	PETER RINGROSE MA PhD (60) Non-Executive Director	ÅKE STAVLING MSc (60) Non-Executive Director	JOHN STOCKER AO MB BS BMedSc PhD FRACP (60) Non-Executive Director

Biology. Sir Aaron continues to lead a MRC research group on the regulation of gene expression. He is a Foreign Associate of the US National Academy of Sciences and was President of the Royal Society (1995-2000). He is a member of the Advisory Board of Sangamo Biosciences Inc (therapeutic proteins) that uses the “zinc finger technology” that he developed. Sir Aaron will not be seeking re-election at the Annual General Meeting in February 2006.

Christopher Marshall joined the Board of CAT as a Non-Executive Director in 2004. He is a specialist in cell signalling with extensive experience in cancer research. He is currently Director of the Cancer Research UK Centre for Cell and Molecular Biology at the Institute of Cancer Research. He is Professor of Cell Biology at the University of London and serves on the editorial Boards of seven publications and the SABs of Upstate Discovery (cell signalling reagents) and Domainex (target validation).

Diane Mellett joined CAT in 1997 and was appointed to the Board of Directors in 2005. She was previously with US law firm, Sonnenschein. Diane qualified as a solicitor in London in 1986 before moving to Sonnenschein in Chicago and later returned to become a founder member of its UK office. She is a qualified US attorney admitted to the Illinois Bar.

Peter Ringrose joined the Board of CAT as a Non-Executive Director in 2003. Previously he was President of the Pharmaceutical Research Institute and Chief Scientist at Bristol-Myers Squibb, Princeton, USA, responsible for the discovery, pre-clinical and clinical development of new pharmaceutical products worldwide. Previously, Peter was responsible for worldwide discovery operations at Pfizer and was a Board Member of Pfizer UK. Prior to this, he held positions at Sandoz Research Institute and Roche. Peter has served, and continues to serve, on a number of scientific and advisory committees. In particular, he is Chair of the Biotechnology and Biological Sciences Research Council (BBSRC) and a Non-Executive Director of the Boards of Astex Therapeutics and Rigel Pharmaceuticals and a member of the life sciences advisory Board of Accenture. Peter is also Chair of CAT’s Scientific Advisory Board.

Åke Stavling joined the Board of CAT as a Non-Executive Director in 2003. Åke has extensive senior management experience, covering finance and the pharmaceutical industry, most recently leading business development activities, including corporate strategy and M&A activity at AstraZeneca. Previously, Åke was Chief Financial Officer of Astra AB and he has held senior financial positions at Ericsson and Atlas Copco. Åke is Chairman of CAT’s Audit Committee.

John Stocker was appointed to the Board of CAT in 1995. He is Chairman of the Sigma Company Ltd (manufacturer and distributor of pharmaceuticals), a Director of Telstra Corporation Ltd (telecommunications), Nufarm Ltd (agricultural chemicals) and Circadian Technologies Pty Ltd (funding pharmaceutical R&D) all of which are listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel. In 1999, John was recognised with the award of Honour, AO, as an Officer in the Order of Australia.

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OPERATING AND FINANCIAL REVIEW

The Executive Group

CAT’s operational management is the responsibility of the Executive Group, comprising the Executive Directors and five senior managers, supported by members of CAT’s 30-strong wider management team.

[GRAPHIC]

Nigel Burns joined CAT from British Biotech (now part of Vernalis plc) in 1997, where he headed the Process Technology Division and played a significant role in developing the Company’s biotechnology products. Before joining British Biotech, Nigel held scholarships at the Central Drug Research Institute, Lucknow, India and at the Californian Institute of Technology.

Alex Duncan joined CAT in 1994 as Head of Antibody Engineering prior to his appointment as Senior Vice President Drug Discovery. Before joining CAT, he was a Research Fellow at the University of California and prior to that, a Lucille P Markey Visiting Fellow also at the University of California. Alex is a Medical Research Council (MRC) graduate from the Laboratory of Molecular Biology in Cambridge.

Lynn Lester joined CAT in 2000 and was appointed VP Human Resources in December 2004. Lynn previously worked as an independent consultant in performance management and HR strategies and has also worked as a senior management consultant for QUALTRAK Ltd, an agency specialising in performance management, and as a lecturer in business and management. Lynn has a Certificate in Education from the University of Leeds and an MBA and Diploma in Management, both from the Open Business School.

Richard Mason joined CAT in 2001 as Director of Business Alliances prior to his appointment as VP Business Development in 2003. Previously he co-founded the health strategy consultancy, Cambridge Health Informatics having gained an MBA from the University of Cambridge. Richard graduated in Medicine from the Medical College of St Bartholomew’s Hospital and subsequently worked for the NHS in internal medicine for five years.

Patrick Round joined CAT in 2004 as VP Development and is responsible for all CAT’s product development activities. Before joining CAT, he was Director of Development at Celltech Group plc (now part of UCB) and was responsible for development activities in pre-clinical, clinical, regulatory, biometrics, project management, pharmacovigilance and quality assurance. He has also held positions at GlaxoWellcome and Novo Nordisk. He is a qualified anaesthetist and graduated in Medicine from Charing Cross Hospital Medical School, London.

Operational management

Outside of the formally delegated authorities (as detailed on the page opposite and on page 53), certain standing committees have been established, the purpose of which is to ensure that management are appropriately informed about issues within their specific remit which impact on the wider organisation. Both individual Executives and the Executive Group in turn further delegate responsibilities, again within defined limits, within the organisation.

The way in which authority within the organisation is delegated is set out in the diagram opposite.

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[GRAPHIC]

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OPERATING AND FINANCIAL REVIEW

BOARD PERFORMANCE EVALUATION

[GRAPHIC]

*	A QUESTIONNAIRE WAS DEVELOPED BY THE SENIOR VICE PRESIDENT, HUMAN RESOURCES AND THE COMPANY SECRETARY BY REFERENCE TO AMONGST OTHER THINGS THE REVISED COMBINED CODE.

**	THIS YEAR THIS PROCESS WAS FACILITATED BY THE CHAIRMAN OF THE BOARD. IN FUTURE YEARS AN EXTERNAL THIRD PARTY MAY BE USED.

[GRAPHIC]

ASSESSMENT OF BOARD AND COMMITTEE PERFORMANCE

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PERFORMANCE MANAGEMENT

The Board

“This is the second year that we have undertaken a formal Board evaluation process. This meant that we were able to refine what we had done last year and assess the progress that had been made towards implementing the improvement actions previously identified.”

Paul Nicholson

Chairman

CAT has developed and implemented a Board performance evaluation tool which reflects the requirements of the Revised Combined Code on Corporate Governance, “that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committee and individual members”.

The Board performance evaluation is intended to assist the Board to identify whether and to what extent it was complying with the provisions of the Revised Combined Code. The approach taken was to develop a tool that will support the ongoing development of CAT through the operation of an effective Board. Within this context the Board performance evaluation is intended as a tool to assist the Chairman in identifying areas where the Board requires further development. The charts opposite detail how this process operates.

Staff and the Executive Group

The training and development of its staff is regarded as extremely important by CAT. CAT operates a comprehensive ‘Individual Performance Management System’ which seeks to align an individual’s work priorities with those of the Company’s goals and which measures the performance of each individual on this basis. Each employee has a personal development plan which seeks to ensure that skills are kept up to date and that skills which are identified as essential for the future are appropriately developed in line with business needs and personal career aspirations.

At a strategic level, employment issues are the concern of Lynn Lester, Senior Vice President Human Resources, with accountability to the Board through the Chief Executive Officer, Peter Chambré.

WORK ENVIRONMENT

WORK ENVIRONMENT TO SUPPORT OUR OPERATIONS

In line with its philosophy towards its employees, the Board believes that its employees require a work environment that is safe, stimulating and conducive to the culture of the Company and the achievement of its goals. CAT’s facilities are modern, well-designed and compliant with best practice environmental standards. They are designed to encourage communication and collaborative working which is consistent with CAT’s obligation to seek to mitigate the impact of its business on the external physical environment.

EFFICIENCY, MAINTAIN EFFECTIVENESS AND INTEGRITY OF BUSINESS OPERATIONS

CAT’s business is the development of drugs. In order to succeed, CAT’s philosophy is to work continuously to:

•	Increase efficiency, in order to maintain and improve competitiveness.

•	Maintain effectiveness, in order to deliver on the primary goals.

•	Maintain integrity, and in particular high standards of compliance with our various regulatory obligations.

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OPERATING AND FINANCIAL REVIEW

What are the risks?

•	CAT’s business may be harmed if its day to day operations are disrupted.

•	CAT has developed and tested a detailed business continuity plan.

•	CAT has established specific goals relating to the maintenance and security of its facilities and infrastructure and has set aside resources to achieve this.

•	CAT has obtained appropriate commercial insurance.

•	CAT’s continuing and future success depends to a large extent on its ability to manage its information assets adequately and appropriately not only in order to protect its confidential information but also in order that knowledge is shared.

•	CAT has committed significant resources to developing knowledge management systems.

•	CAT provides staff with legal awareness seminars so that they are well informed on matters relating to confidentiality.

HEALTH AND SAFETY

CAT considers Health and Safety as integral to its business success. CAT is committed to providing a safe environment for its employees and visitors, and aims to eliminate accidents and occupation-related ill-health by reducing hazards, providing appropriate instruction and training, and by identifying and managing potential risks. The main Health and Safety risks to the business include physical risk to individuals, ergonomics, fire and hazardous substances (including biological, chemical and radiological).

The Board member with particular responsibility for matters of Health and Safety is Diane Mellett, General Counsel, although it is recognised that all members of the Board and senior management have a legal and ethical responsibility to promote best practice on all issues of Health and Safety.

Continuous improvements are being made in the management of Health and Safety. These include:

•	Risk assessments, policies and procedures

All significant risks have been assessed and corrective actions implemented. A number of risk assessments are planned for review during the next year.

•	Staff consultation

The Company Safety Committee has demonstrated their commitment to Health and Safety by 84% attendance at all meetings.

•	Training

A review of Health and Safety training requirements has been carried out during the year with actions identified for next year.

•	Hazardous substances

There is an intranet-based database of hazardous substance risk assessments.

•	Proactive monitoring

A monthly safety inspection regime has been implemented to ensure effective control of risks and promote continual improvement.

•	Reactive monitoring

Improved accident and incident reporting mechanisms have continued to ensure all accidents, incidents and ‘near misses’ are recorded. This has enabled CAT to implement controls to minimise the potential for more serious accidents.

	2003-4	2004-5
Number of accidents reportable to HSE*	0	3
Lost time (working day or greater) accidents to CAT employees not required to be reported under RIDDOR**	0	1
Lost time (working day or greater) accidents to contractors	2	0

*	Health and Safety Executive.

**	Reporting of Injuries, Diseases and Dangerous Occurrences Regulations, 1995.

Three unrelated incidents were reported to the HSE to satisfy our duty of care under the RIDDOR regulations. Following internal investigation and resulting control measures, no further action has been requested by the HSE.

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CORPORATE GOVERNANCE

THE COMBINED CODE

The Board is committed to the highest standards of corporate governance and is accountable to shareholders for the good governance of the affairs of the Group.

In accordance with the Listing Rules, CAT is required to comply with the FRC Code (the ‘Revised Combined Code’) and has done so throughout the financial year.

Set out below is a statement of how the principles of the revised Combined Code were applied. The statement of Directors’ responsibilities in preparing the accounts is set out on page 67 and the statement from the auditors on their reporting responsibilities is set out on page 66. The statement on going concern can be found on page 67.

THE BOARD OF DIRECTORS

“During the year the Board had a number of important debates about the future strategic focus of the Group. I have been particularly pleased by the way in which the Board conducted itself during these debates, working well as a team and offering important insights which have informed key decisions. It has been a particular pleasure to welcome two new Directors to the Board this year and I am confident that both Diane and John will each make a valuable contribution to the Board as it leads the organisation into yet another exciting phase in its development.”

Paul Nicholson

Chairman of the Board

The Board of Directors (the Board) currently consists of three Executive Directors and eight Non-Executive Directors each of whom the Board considers to be independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgment. Paul Nicholson served as the Chairman of the Board throughout the year. During the year John Brown joined the Board as a Non-Executive Director, David Glover resigned as an Executive Director and Diane Mellett was appointed as an Executive Director. Aaron Klug and Uwe Bicker will step down from the Board with effect from the Company’s Annual General Meeting in February 2006. The biographies of all the Directors and an overview of how their performance during the year was appraised is set out on pages 22 to 23 and 26 to 27.

The Board is responsible to CAT’s shareholders for providing entrepreneurial leadership within a framework of controls for managing risk and (inter alia) for:

•	Setting the Group’s strategy (scientific and commercial).

•	Maintaining the decision-making and policy framework in which this strategy is implemented.

•	Ensuring that the necessary financial and human resources are in place to meet strategic objectives.

•	Monitoring performance against key financial and non-financial indicators (including budgetary and working capital forecasts).

•	Overseeing the system of risk management.

•	Setting values and standards in governance matters.

•	Approving annual, interim and quarterly financial statements.

•	Considering and approving major projects or other commitments of resources and any substantial transactions.

Consistent with best practice, the Board has compiled a full list of those matters and decisions which can only be approved by the Board (the ‘Matters Reserved for the Board’). These include the approval of the annual operating plan, the setting of the Group’s strategic direction, the setting of the annual and long term goals which are necessary to achieve this strategy, the monitoring of internal controls and the approval of major capital expenditures. The Matters Reserved for the Board is regularly reviewed by the Board and can be obtained either by request from the Company Secretary or accessed via the Company’s website (www.cambridgeantibody.com). Those matters which have not expressly been reserved for the Board have been delegated to the Chief Executive Officer.

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The Board meets formally six times a year and there is frequent contact between meetings as is required to further the Group’s business. The Board may delegate defined responsibilities in relation to a certain project or decision to a specifically delegated Committee of the Board (as permitted under the Articles of Association of the Company). During the year, all of the Directors were present either in person or by telephone for all of the formal meetings of the Board with the exception of those individuals listed below:

Meeting date	Absent
4 February 2005	D Glover	*
31 March 2005	A Klug
13 May 2005	C Marshall

*	Resigned from the Board on 4 February 2005.

During the financial year ended 30 September 2005, six formal Board meetings were held at the Company’s offices at Granta Park near Cambridge. Since all of the Company’s operations were based near Cambridge throughout the year, this venue was considered to be appropriate to enable the Directors to form a reasonable overview of the Group’s current operations. At the time of the formal Board meetings there were a number of opportunities for Board members to interact with staff and to visit the facilities and working environments at the Company’s offices and laboratories. During the year, the Chairman addressed a meeting of all staff.

The roles of the Chairman and the Chief Executive Officer are, respectively, to run the Board and to take executive responsibility for running the Group’s business. Accordingly these offices are separate. As part of the business of each meeting of the Board, the Chief Executive Officer will typically submit a report to the Board describing activities in each of the key areas of the business and detailing progress against the goals which the Board has approved. In addition to this, the Board will receive accounting and other management information which enable it to form a view as to how both financial and non-financial resources are being utilised. As part of the Board’s ongoing development and to ensure the currency of skills across a number of areas, external speakers are routinely invited to attend that part of the Board meeting which is relevant to the expertise or experience they are able to offer. This enables Board members to understand from an external perspective issues such as the way in which the Company is viewed by the investment community, the business environment in which the Company operates and the key scientific or commercial issues which are faced by the business. These sessions also provide an opportunity for updating Board members on legal and accounting changes which impact on the Group.

The Non-Executive Directors including the Chairman routinely meet in the absence of the Executive Directors to consider matters of relevance to the running of the Board and the operation of the Company. The Non-Executive Directors also meet from time to time without the Chairman being present under the guidance of the Senior Independent Director to consider the performance of the Chairman.

Resources and appropriate training are made available to Directors to assist them in the discharge of these duties. On joining the Board, new Directors are provided with comprehensive documentation detailing their obligations and duties as Directors. New Directors will also typically attend facilitated one-to-one sessions with the Company’s external lawyers and where appropriate, other advisers. This induction programme is however tailored to the specific needs of each new Director, taking into account their skills and previous experiences. To enable them to fulfil their duties, all Directors receive regular reports on the current and prospective activities of the Group and all Directors have full and timely access to any other relevant information they may require, including, for example, through direct face-to-face contact, analyst or brokers’ briefings or from shareholders’ feedback. In reaching a decision the Board will typically weigh up the business benefits of a proposal, the extent to which it will advance the strategic objectives of the Group, any risks associated with the proposal and the likely impact of the proposal on any parties who will be affected by it. All Directors are encouraged to attend external training and/or to retain the currency of their skills by other means where this is considered appropriate and the Directors may, at the Group’s expense, seek independent legal advice on any matter relating to the discharge of their duties.

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CORPORATE GOVERNANCE

Board papers containing sufficient information to enable the Directors to form a balanced overview of any matters under discussion are prepared and distributed in advance of the meetings at which such matters are discussed. All major items of business are debated by the Board and, where a consensus cannot be reached, the matter under discussion is put either to the vote or deferred until a later time. During the year a new schedule of those items which should be considered by the Board at each meeting was approved. This does not preclude other items being added to the agenda but ensures that timely consideration is given to all areas which should be routinely considered as a matter of best practice or in order to align discussion at Board meetings with issues arising from the annual operating cycle of the business.

All Directors have direct access to the services and advice of the Company Secretary who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The Company Secretary is also responsible, on behalf of the Chairman, for ensuring that all Board and Committee meetings are properly conducted, that the Directors receive appropriate information prior to meetings to enable them to make an effective contribution, and to ensure that any governance requirements are considered and implemented. The appointment and removal of the Company Secretary is determined by the Board as a whole.

The Board considers that John Stocker is independent. In considering the independence criteria set out in Code Provision A.3.1 of the Revised Combined Code the Board has noted that it is only ‘length of service’ and nothing else which might cause John’s independence to be questioned. It has also noted, in relation to length of service that, in the time that John Stocker has served as a Non-Executive Director, the constitution of the senior management team has changed significantly; of the eight most senior Executives who currently make up the Executive Group, only one has served for more than nine years in that role and only four have served for longer than four years in that role. The Board has also noted that one outcome of the Board Performance Evaluation (see pages 26 to 27) is the universally held view that John is considered to be someone who has consistently demonstrated an ‘independence of spirit’ by the way in which he has been willing to scrutinise proposals made by management thoroughly.

Åke Stavling is currently the Senior Independent Director, other than the Chairman, to whom any relevant concerns may be addressed. It is noted that certain commentators questioned his independence at the time that CAT entered into a major strategic alliance with AstraZeneca because Åke had previously served as a main Board Director at AstraZeneca. However, given that Åke resigned his directorship with AstraZenca over three years ago and has received no remuneration from either CAT or AstraZeneca in respect of the collaboration between the two companies, the Board believes that these concerns are without merit and is strongly of the view that Åke is independent.

When any Director is being considered for re-election the Board, on the recommendation of the Nominations Committee, will decide whether or not a recommendation should be made to shareholders to support a resolution for re-election. As part of this process, consideration will be given as to the future needs of CAT, any views which shareholders may have articulated in relation to the performance and contribution of the Director who is up for re-election, any recommendations from the Board Performance Evaluation and, in the case of the Executive Directors, recent performance appraisals. For Non-Executive Directors who have served on the Board for a number of years, the Board will also consider whether there are any issues which might materially influence their objectivity and independence or not. Where the Chairman is being considered for re-election, the Senior Independent Director will take responsibility for canvassing the views of the other Directors and for chairing that part of the Board meeting at which this issue is being discussed, in the absence of the Chairman.

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BOARD COMMITTEES

The remits and membership of all Board Committees is given in the text which follows in the tables below:

Committee name	Chairman
Audit Committee	Åke Stavling,
Senior Independent Director
Remuneration Committee	Peter Ringrose,
Independent Non-Executive Director
Nominations Committee	Paul Nicholson,
Chairman of the Board
Scientific Advisory Board	Peter Ringrose,
Independent Non-Executive Director

Name	Independent	Audit Committee	Remuneration Committee	Nominations Committee	Scientific Advisory Board

Paul Nicholson	×	×	×	Chairman	×

Åke Stavling(ii)	✓	Chairman	✓		×

Peter Ringrose	✓	×	Chairman(iii)	×	Chairman

Uwe Bicker(v)	✓	✓	✓	×	×

Aaron Klug(iv)	✓	×	×	×	✓

John Stocker(i)	✓	✓	×	×	×

Christopher Marshall	✓	×	✓	×	×

John Brown	✓	✓	✓(iii)	×	×

Peter Chambré	×	×	×	✓	×

(i)	The Board has determined that notwithstanding the period of time during which John Stocker has served as a Director he is independent.

(ii)	Åke Stavling is the Senior Independent Director.

(iii)	Peter Ringrose will step down as Chairman and member of the Remuneration Committee with effect from the Annual General Meeting in February 2006. John Brown will be appointed as Chairman of the Remuneration Committee with effect from the Annual General Meeting in February 2006.

(iv)	Aaron Klug will stand down from the Board with effect from the Annual General Meeting in February 2006.

(v)	Uwe Bicker will stand down from the Board and the Audit Committee with effect from the Annual General Meeting in February 2006.

The terms of references for each of the Audit, Remuneration and Nominations Committees are available from CAT’s website at www.cambridgeantibody.com and can also be obtained by request from the Company Secretary.

THE AUDIT COMMITTEE

“This has been a busy year for the Committee. The focus of the Committee’s activities continued to be scrutiny of the Group’s financial results, monitoring and evaluating of the framework of internal controls and the implementation of a Sarbanes Oxley s.404 compliance programme, but this year also included an assessment of the impact of International Accounting Standards and oversight of a new accounting and procurement system which it is hoped will be launched in December 2005.”

Åke Stavling

Chairman of the Audit Committee

The Audit Committee currently consists of four independent Non-Executive Directors, Åke Stavling (Chairman), Uwe Bicker, John Stocker and John Brown. Under its terms of reference, all Directors are entitled to attend any meetings of the Committee. The Committee meets as appropriate (but not less than four times a year) to (amongst other things):

•	Approve the appointment of external auditors and monitor the relationship with them including the nature and scope of the audit and any matters arising.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 47

CORPORATE GOVERNANCE

•	Review the Annual Report, the Interim Report and quarterly financial statements before submission to the Board, including consideration of the accounting policies adopted and any significant areas of judgment.

•	Recommend to the Board whether audited financial statements should be included in the Company’s statutory reports and Annual Report filed with the Securities Exchange Commission on Form 20-F.

•	Monitor compliance with statutory, Financial Services Authority and Securities Exchange Commission requirements for financial reporting.

•	Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting.

•	Monitor the system of internal control maintained by the Group to safeguard shareholders’ investments and the Group’s assets.

•	Approve and monitor a code of ethics applicable to senior management and a ‘whistleblowing’ policy designed to enable the anonymous reporting by staff of any suspected financial impropriety, fraud or wrongdoing.

The Committee has the power to call for information from management and to consult directly with the external auditors or other advisors as it considers appropriate.

During the year, the Audit Committee met eight times. All members of the Audit Committee were present for these meetings either in person or by telephone.

Membership of the Committee is reviewed by the Board on the recommendation of the Nominations Committee on an annual basis and in determining membership consideration is given to the range of knowledge and experience of each member, any specific legal or regulatory requirements relating to the determination of ‘financial expertise’ and in particular the facility of each member with accounting principles and financial matters.

The Board has determined that Åke Stavling is the Committee’s financial expert. This was in part because of the financial and management experience he is able to offer to the Audit Committee; such experience has included senior financial positions at Astra AB where he was Chief Financial Officer and at AstraZeneca plc where he was Director, Business Development. The Board continues to believe that Åke has a strong track record as Chairman of the Committee and has been able to offer pertinent insights which have contributed to the effectiveness of the Audit Committee.

In addition to the standing members of the Audit Committee and representatives from the external auditors, John Aston, Chief Financial Officer, Lizzie Dant,Vice President of Finance and Rowena Gardner, Director of Corporate Communications and Chairman of the Disclosure Committee, routinely attend and are invited to give presentations at meetings of the Audit Committee. Justin Hoskins, Company Secretary, served as Secretary to the Committee during the year. Also during the year representatives from Ernst & Young LLP gave a presentation to the Audit Committee and other members of the Board.

During the year the Audit Committee reviewed the quarterly financial statements of the Group, any significant areas of judgement in relation to the application of accounting treatments, the impact of international accounting standards, the work of the Business Risk Management Group (BRMG), the work of the Policy Group and the progress which is being made on the implementation of a Sarbanes Oxley section 404 compliance programme. The Audit Committee also considered the need for an internal audit function.

48 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

Management accounts and reports on treasury performance were made available to the Audit Committee. Going forward, the Audit Committee will continue to consider these matters and in particular will continue to focus on the likely impact of legislative, accounting and best practice developments as they evolve in order that the Group can remain abreast of such developments and plan its resources accordingly.

Under its terms of reference, provision is made for the Audit Committee to meet at least once a year with the external auditors in the absence of the Group’s executive management. In practice however, the Audit Committee meets with the auditors in the absence of management at all meetings at which the Group’s financial statements are being considered.

In order to safeguard auditor independence and objectivity, the Audit Committee has established a policy of separating the provision of audit and assurance services (primarily audit, reporting accountant and attestation work) from non-assurance services (such as taxation and consulting work). The auditors may not be appointed to carry out any non-assurance services. This policy has been complied with throughout the year. A copy of this policy can be obtained on request from the Company Secretary. Decisions relating to the provision of assurance services, such as acting as a reporting accountant for the purposes of a class transaction, will be considered on a case by case basis by the Audit Committee and account will be taken of both the need for independence and the ability to provide services in a cost efficient and timely manner.

To assist the Audit Committee in the fulfilment of its role in evaluating the framework of internal controls, the BRMG, comprising senior managers from across the organisation, has been established which reports to both the Audit Committee and to the Executive Group. The BRMG has developed an approach to the assessment of risk which aligns with the Group’s operating cycle. This is detailed in the diagram below. The BRMG has the dual function of reporting on the effectiveness of the current system of internal controls as well as identifying areas where this process requires further refinement.

A Sarbanes Oxley Disclosure Committee has also been established which reports to the Audit Committee on the adequacy of the Group’s disclosure controls prior to the filing of the Annual Report on Form 20-F and the furnishing of quarterly financial statements on forms 6-K with the Securities Exchange Commission.

RISK MANAGEMENT PROCESS

[GRAPHIC]

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 49

CORPORATE GOVERNANCE

THE REMUNERATION COMMITTEE

“During the year I had the opportunity to discuss with some of our shareholders and their representative bodies CAT’s approach to remuneration. I very much welcomed these opportunities and continue to believe in the value of constructive dialogue with stakeholders as a mechanism for ensuring that the Remuneration Committee remains abreast of stakeholder’s evolving attitudes toward the compensation of senior executives.”

Peter Ringrose

Chairman of the Remuneration Committee

The Remuneration Committee consists of five Non-Executive Directors, Peter Ringrose (Chairman), Åke Stavling, John Brown, Uwe Bicker and Christopher Marshall. Peter Ringrose will step down as Chairman and member of the Committee with effect from the Company’s Annual General Meeting in February 2006 and will be succeeded as Chairman of the Committee by John Brown. Under the terms of reference of the Committee, any Non-Executive Director is entitled to attend any meeting of the Committee although no Director is entitled to be present for or vote at any matter where their own remuneration is being considered.

Details of others who attended the Remuneration Committee meetings during the year and of the advisors to the Committee are given in the Remuneration Report on pages 58 to 65.

The Committee meets when required (as determined by its members) to, amongst other things:

•	Make recommendations to the Board on the framework of the Group’s executive remuneration in accordance with current best practice.

•	Determine the remuneration of the Chairman, the Group’s Executive Directors and other Executive Group members.

•	Maintain an overview of the policy in relation to the remuneration and conditions of service of other senior staff.

•	Determine policy and practice in relation to equity participation schemes.

During the year, the Remuneration Committee met six times. All Committee members were present at these meetings either in person or by telephone.

Membership of the Remuneration Committee is reviewed by the Nominations Committee and the Board on an annual basis and in so doing, consideration is given to the range of knowledge and experience of each member. The Board is strongly of the view that Peter Ringrose has provided excellent service as Chairman of the Remuneration Committee and believes that his successor, John Brown, will be able to contribute to the committee through his broad knowledge of the sector and his awareness of the importance of remuneration issues as the Company continues to develop.

With the exception of the Chairman, the remuneration of the Non-Executive Directors is determined by the Board as a whole. No Director votes on his own remuneration.

In addition to the routine items of business which the Remuneration Committee considers, for example making recommendations to the Board on the grant of options or share awards, the Committee also actively seeks to remain abreast of evolving legislation and best practice and the views of major shareholders and their representative bodies. This was addressed in part during the year via a report and presentation given by the Committee’s retained advisors, New Bridge Street Consultants, detailing recent developments in corporate governance and trends in the remuneration practices of comparator companies. It was also addressed via papers and reports prepared by management.

50 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

THE NOMINATIONS COMMITTEE

“This year, the Committee made a recommendation for the appointment of two new Directors. Going forward, the Committee will continue its focus on seeking to ensure that the Board contains the right set of skills, experience and personalities to provide focused and clear leadership to the rest of the organisation.”

Paul Nicholson

Chairman of the Nominations Committee

The Nominations Committee assesses candidates of suitable knowledge, experience and calibre for consideration by the Board as potential Directors of the Company. However, candidates are considered by the full Board before appointment. The Committee also considers the need for succession planning at Board level and will make recommendations to the Board in relation to the reappointment of Directors who retire by rotation pursuant to the Company’s Articles of Association. In addition, the Committee makes recommendations to the Board relating to the membership of the Audit and Remuneration Committees.

The Committee consists of two Non-Executive Directors, Paul Nicholson (Chairman) and Åke Stavling, and the Chief Executive Officer, Peter Chambré. During the year Lynn Lester, Senior Vice President of Human Resources, assisted the Committee in relation to the search and selection process for John Brown and Justin Hoskins, Company Secretary, served as Secretary to the Committee.

During the year, there were two formal meetings of the Nominations Committee for which all members of the Committee were present either in person or by telephone. Amongst the issues discussed by the Committee during the year was the appointment of John Brown as a Non-Executive Director. Prior to beginning the search and selection process, the Committee took the view that it would be advantageous to have on the Board another Director with relevant experience in the biotechnology sector who was able to offer good scientific, commercial and financial skills. Having drawn up a complete list of criteria for an initial screening of potential candidates, the Board worked with an external search and selection agency to compile a shortlist of candidates.

The Nominations Committee also considered the appointment of Diane Mellett as an Executive Director. Because Diane had already served as Company Secretary, she was well known to Board members and it was felt that her insights as a lawyer and a senior member of the management team would be of value to the Board.

Recommendations relating to the re-appointment of Directors retiring in accordance with the Company’s Articles of Association and the supporting rationale are given in the Notice of Annual General Meeting.

In general terms, when considering candidates for appointment as Directors of the Company, the Nominations Committee will typically work with the Board to draft a detailed job specification and candidate profile. In drafting this, consideration will be given to the existing experience and knowledge of Board members as well as the strategic and business objectives of the Group. Once a detailed specification has been agreed with the Board, the Committee will then work with an appropriate external search and selection agency to identify candidates of the appropriate calibre and with whom an initial candidate shortlist can be agreed. Shortlisted candidates will then be invited to interview with members of the Committee and, if recommended by the Committee, will be invited to meet the entire Board before any decision is taken relating to the appointment.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 51

THE DELEGATION OF AUTHORITY WITHIN THE ORGANISATION

Other than those matters expressly reserved for the Board and set out in the document Matters Reserved for the Board (see page 44) for further information), operational decision making and the implementation of strategy is delegated to the Chief Executive Officer. He in turn delegates certain defined authorities either to individual senior executives or collectively to the Executive Group; the authorities delegated to individual executives are set out in their job descriptions and the authority delegated to the Executive Group is set out in formal terms of reference. The Executive Group consists of Executive Directors and other senior executives whose biographies appear on pages 22 to 24. The Executive Group meets no fewer than 12 times each year to oversee the operational management of the Company and to develop long term strategy proposals for the consideration of the Board.

The way in which authority within the organisation is delegated is set out in the diagram on page 25.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 53

CORPORATE GOVERNANCE

INTERNAL CONTROL

The Board of Directors is responsible for identifying, evaluating and managing the significant risks faced by CAT. The Board is also responsible for ensuring that the Group maintains a sound system of internal controls to address those risks and, therefore, to safeguard shareholders’ investments and the Group’s assets.

The Board has established a formal and continuous process for identifying and evaluating the significant risks faced by the Group and the identification and evaluation of risk is an integral part of the Board’s planning process. The Board regularly reviews the effectiveness of the process of risk identification and evaluation. This process has been in place throughout the year as well as up to the date of approval of the Annual Report and financial statements. This process is in accordance with the guidance for Directors published in the UK in September 1999.

The Board regularly reviews the effectiveness of CAT’s system of internal controls to manage risk. Monitoring internal controls includes scrutiny of reports prepared by management, an in-depth review and follow up of any weakness identified. As part of this process the Audit Committee considers and reports to the Board on any matters arising from the work undertaken by the external auditors and undertakes a periodic review to consider the need to establish an internal audit function. Given the nature and scale of the activities of the Group, it remains the view of the Audit Committee that such an internal audit function is not necessary, although this is kept under close review.

The Board undertakes an annual review of the effectiveness of the process of identifying and evaluating internal controls to support a statement of compliance. The review covers all controls including financial, operational and risk management.

There are inherent limitations in any system of internal control. Internal controls can only manage and not eliminate the risk of a failure to achieve business objectives or to mitigate losses. Internal controls can therefore provide only reasonable, and not absolute, assurance against material misstatement or loss.

During the year, the Business Risk Management Group (BRMG) reported to the Executive Group on those risks which it considered were not being adequately managed. In response to this, the Executive Group debated the management of these risks and, in relation to each risk identified, considered what additional resources should be applied to materially improve the effectiveness of the management of that risk. Examples of certain key risks identified by the BRMG together with an explanation as to what measures have been implemented for their management are included throughout the Operating and Financial Review.

Key features of the internal control system that operated throughout the period covered by the financial statements are as follows:

•	Composition of the Board and of senior management is aimed at providing an appropriate range of knowledge, skill and experience in scientific, medical and commercial matters.

•	The Group has developed and continues to adapt and improve its organisational structure which includes clearly established responsibilities and lines of accountability.

•	The management of the Group actively promotes the values of integrity and professionalism, and the maintenance of high ethical standards.

•	The Group has adopted an ethics policy to which all staff are subject and periodically reviews and updates its other policies in line with its legal and ethical responsibilities and in an attempt to mitigate the effect of key risk areas.

•	Key areas of risk are reviewed periodically by the Executive Group and the Board.

•	The Group has adopted a statement of values developed in conjunction with all staff. Demonstrating evidence of the Group’s values now forms an integral part of the internal performance management process which is applicable to all staff members. It is also used as a basis for the recruitment and induction of staff.

54 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

STATEMENT OF COMPLIANCE

•	The Group prepares detailed operating plans, budgets and working capital projections annually based on an evaluation of the Group’s long term objectives and the operational goals which have been established.

•	Detailed reports covering all areas of operations are prepared monthly which include an analysis of variances to plan.

•	The Board monitors the activities of the Group at a strategic level through reports on current activities and plans.

•	Executive management regularly monitors financial and operational performance in detail and takes any necessary corrective action.

•	Detailed policies and procedures have been established covering all significant areas of the business. They feature documented approval subject to limits of authority.

•	Any major expenditure or commitment of resources must be approved by the Board.

•	Certain areas of the Group’s activities are subject to regulations, particularly those relating to pre-clinical and clinical development and testing. As compliance with such regulations is critical to the Group’s success, specific resources are devoted to ensuring that such regulations are complied with and to dealing with any matters arising from regulatory examinations.

•	The Group’s liquid resources are managed on a discretionary basis by a third party. Funds are placed with a variety of deposit-taking institutions and invested in money market instruments. The third party operates within strict limits set by the Audit Committee as to maturity, credit ratings and credit exposure to any single institution. Further detail is given in note 17 of the financial statements.

•	The Group provides training and resources to staff to enable them to discharge their roles competently.

•	The Group has developed and made available to all of its staff a broad range of policies which encompass all of the Group’s activities. The currency, adequacy and effectiveness of these policies is monitored by a group of senior managers who together comprise the Policy Group.

•	The Group has developed mechanisms to ensure that all of its staff are adequately informed, in a timely manner, of any material changes to the Group’s business which might impact on their roles.

•	The Group has set aside significant resources for the development and protection of its electronic information assets.

STATEMENT OF COMPLIANCE WITH THE COMBINED CODE

Throughout the financial year ended 30 September 2005 the Group complied in all respects with the Revised Combined Code.

Paul Nicholson

Chairman

28 November 2005

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 55

If you would like a copy of this report with a larger typeface, please contact the Corporate Communications team at CAT by telephone at +44 (0)1223 471 471 or via e-mail at investor.relations@cambridgeantibody.com

STATUTORY REPORTS, ACCOUNTS AND NOTES

57	Directors’ report
58	Report on Directors’ remuneration
66	Independent auditors’ report
67	Statement of Directors’ responsibilities
68	Consolidated profit and loss account
69	Consolidated balance sheet
70	Company balance sheet
71	Consolidated cash flow statement
72	Notes to the financial statements
99	Reporting under International Financial Reporting Standards (IFRS)
109	Five year summary

56 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

STATUTORY REPORTS | DIRECTORS’ REPORT

The Directors present their Annual Report on the affairs of the Group, together with the financial statements and auditors’ report, for the year ended 30 September 2005.

Principal activities

The principal activity of the Group continues to be research, development and exploitation of human therapeutic products in the field of molecular engineering. A review of current operations and expected future developments is given in the Operating and Financial Review on pages 1 to 43.

Results and dividends

The review of developments, future prospects and Research and Development activities is set out in the Operating and Financial Review. The Group’s loss for the year amounted to £1,577,000 (2004: £38,126,000 loss) and will be transferred to the profit and loss reserve. The Directors do not recommend the payment of a dividend.

Since the Group does not expect to be in a position of sustainable profitability for some years, it is unlikely that a dividend will be paid in the near future.

Share capital

Details of movements in the authorised and called up share capital of the Company are set out in note 18 to the financial statements.

Supplier payment policy

The Group’s policy is to settle terms of payment with suppliers when agreeing the terms of each transaction to ensure that suppliers are made aware of and abide by the terms of payment. The Group’s trade creditors at the year end were equivalent to 14 days of purchases (2004: 13), based on an average over the year. The Company had no trade creditors (2004: nil).

Directors

The Directors who served during the year are detailed on pages 22 to 23. Details of the Directors’ interests in, and options over the share capital of the Company as well as information relating to their service contracts, letters of appointment and the dates when they are required to submit themselves for election under the Articles of Association, are given in the Remuneration Report on pages 58 to 65.

Insurance and indemnification

The Company maintains liability insurance for the Directors and Officers of the Company and its subsidiaries and has taken advantage of the changes introduced by the Companies (Audit, Investigation and Community Enterprise) Act 2004 and accordingly has indemnified its Directors against liability that would otherwise attach to them in respect of negligence, default, breach of duty or breach of trust in relation to the Company. The Company has not indemnified its Directors in respect of fraud or dishonesty.

Substantial shareholdings

As at 25 November 2005 the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985 of the following interests in the ordinary share capital of the Company of 3% or more:

	Number of shares notified 28.11.2005		Number of shares notified 17.11.2004		Percentage of issued share capital as at 28.11.2005	Percentage of issued share capital as at 17.11.2004
AstraZeneca UK Limited	10,217,983		—		19.33	—
Genzyme Corporation	4,607,982		4,607,982		8.72	11.21
Wellington Management Co LLP	4,118,994		3,847,815		7.79	9.36
The Goldman Sachs Group, Inc(ii)	1,939,348	(iii)	1,632,709	(iii)	3.67	3.97
OrbiMed Advisors LLCand Samuel D Islay(ii)	1,893,500	(iii)	3,010,300		3.58	7.32
Wellcome Trust(ii)	1,652,078		—	(i)	3.13	—
Legal & General Investment Management(ii)	—	(iv)	1,584,689	(ii)	—	3.85
Deutsche Asset Management Ltd (UK)	—	(iv)	2,917,406		—	7.10
Accipiter Capital Management, LLC	—	(iv)	1,260,383		—	3.07

(i)	No interest notified.

(ii)	Included interests of associated funds or funds managed.

(iii)	This figure includes American Depositary Receipts.

(iv)	No longer has a notifiable interest.

US shareholdings

Taking into account shares held in the form of American Depositary Receipts, the Directors estimate that approximately 39.41% of the issued share capital of the Company is held by or on behalf of US shareholders.

Litigation

A report is given in note 27 to the financial statements.

Post balance sheet events

A report on post balance sheet events is given in notes 2 and 26 to the financial statements.

Annual General Meeting

Notice of the Annual General Meeting and explanatory notes are given in a separate notice to shareholders.

Auditors

During the year, Deloitte & Touche LLP served as the Group’s auditors. The Directors will place a resolution before the Annual General Meeting to reappoint Deloitte & Touche LLP as auditors for the forthcoming year.

By order of the Board

Justin Hoskins

Company Secretary

28 November 2005

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005 | 57

STATUTORY REPORTS | REPORT ON DIRECTORS’ REMUNERATION

Information not subject to audit

The Remuneration Committee and its advisors

The role and membership of the Remuneration Committee is set out on page 50.

In September 2002, the Remuneration Committee appointed New Bridge Street Consultants LLP, a leading firm of executive remuneration consultants with substantial expertise in the biotechnology sector, to assist the Group in refining its strategy on rewarding and compensating its senior executives and in so doing to have regard for market comparability and the remuneration policies of the Group’s peers and competitors. New Bridge Street advised the Committee during the 2004-5 financial year, particularly in relation to the continued implementation of the Group’s remuneration strategy and the provision of relevant market information.

In addition to New Bridge Street, the Chief Financial Officer, John Aston, and the Senior Vice President Human Resources, Lynn Lester, provided information which materially assisted the Remuneration Committee in the consideration of remuneration matters primarily through the provision of market data on salaries and executive compensation and technical advice relating to the various share incentive schemes which the Group operates. The Group’s Chief Executive Officer, Peter Chambré, attended meetings of the Remuneration Committee and made proposals on executive remuneration, except those matters directly concerning his own remuneration. During the year Justin Hoskins, Company Secretary, served as Secretary to the Remuneration Committee.

Executive Directors

Remuneration policy and practice The objective of the Group’s remuneration policy remains to develop remuneration packages which enable the Group to attract and retain Executive Directors and other senior executives of the necessary calibre to run the Group successfully whilst avoiding remuneration which is excessive. Such packages include incentives designed to motivate individuals to perform at the highest level and to advance the interests of shareholders both in the short and longer term by the achievement of the strategic and operational objectives of the Group.

Within this context, the remuneration strategy for the Group going forward remains to set fixed pay (salary, benefits in kind and pensions) at around median levels relative to UK listed companies in the biopharmaceutical sector and to provide upper quartile opportunities for variable pay if appropriately stretching performance targets are achieved. It is intended that, for members of the Executive Group (including the Executive Directors), variable pay will primarily be delivered by means of a combination of annual performance-related remuneration payments, the Executive Incentive Plan and the Share Incentive Plan.

Fixed pay

Basic salary Executive Group salaries are reviewed annually by the Committee and any increase has effect from 1 January in each year. In determining basic salary, externally benchmarked market data for comparable companies are used. Account is also taken of the individual performance of each Executive Director against objectives approved by the Committee as well as the pay and conditions of all employees. Such objectives link to the operational goals which the Board has established.

Benefits These principally comprise private medical insurance which is payable or reimbursed to a maximum of £354 per annum and access to an employee assistance programme the cost of which is £22 per annum per employee. The other benefits which the Executive Directors received during the year are given in the table below. The Company does not offer a car allowance. When senior staff are recruited they will typically be offered assistance financially to help meet the cost of relocation to within the vicinity of the Group’s offices, where this is considered necessary.

	Group life assurance £	Unapproved life assurance £	Group income protection £
Peter Chambré	270	2,779	3,503
John Aston	270	930	1,738
David Glover	79	323	473
Diane Mellett	190	179	1,146

Totals	809	4,211	6,860

Pensions During the year the Group contributed the equivalent of 10% of basic salary into a group personal pension scheme operated by a third party pension administrator in the name of each Executive Director with the exception of Peter Chambré for whom the equivalent of 10% of salary was paid for him to contribute into a retirement annuity contract in which he was participating prior to joining the Group.

Variable pay

Performance-related remuneration The Group operates a discretionary performance-related remuneration scheme for all senior management, including the Executive Directors. For the 2004/5 financial year, payments of performance-related remuneration were based on the attainment of the Company’s goals for the year and the extent to which these were achieved was assessed by the Remuneration Committee. Examples of Company goals are given throughout the Operating and Financial Review and will typically be related to those goals which the Board has considered necessary to achieve the long term strategic objectives which it has set for the Company in each of the four areas of the Strategy Map shown on page 3 (shareholder value, drugs, capabilities and people). The Remuneration Committee believes that for the 2005 financial year these Company goals were both stretching and challenging and encouraged behaviour and performance which were appropriate to advancing the strategic direction of the business and which were therefore in the long term interests of shareholders. Going forward, performance-related payments will also be based in part on performance against company goals but will also include an element of performance against individual goals. This is designed to encourage senior executives at this level to work effectively as a team and to support one another in the development of the business whilst at the same time encouraging the achievement of the personal objectives which have been set for executives. Performance-related remuneration during the 2005 financial year was payable to a maximum of 45% of basic salary in the case of all Executive Directors, with the exception of Peter Chambré who was eligible for a performance-related payment of up to 50% of basic salary. In the 2006 financial year, performance-related pay maxima will increase to 55% for the Executive Directors and other members of the Executive Group and 60% for the Chief Executive Officer.

58 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

These increased levels of potential performance-related pay should be set against a background of no increase in base salaries for the Executive Directors in respect of the 2005 financial year and are reflective of the Remuneration Committee’s intention to reinforce a strong performance based remuneration culture.

Executive Incentive Plan (EIP) During the year, awards under the Restricted elements of the EIP and invitations to participate in the Matching Share element of the EIP were made to all members of the Executive Group (including the Executive Directors). Details of grants for Executive Directors are given in the tables on pages 64 to 65. The level and extent of such awards was determined by the Remuneration Committee within overall parameters set out in the rules of the scheme, any general restrictions applicable at the time of grant relating to the issuance of shares under the incentive schemes which the Group operates and, in the case of Restricted Shares, the performance of the executive in his or her job based on the outcome of a comprehensive internal performance management assessment in which the contribution of each individual is assessed against objectives which have been determined for that individual and against the Company’s performance.

The operation of the EIP is supervised by the Remuneration Committee. Under the rules of the EIP awards can be granted in broadly two different ways:

(i) to deliver shares (Restricted Shares) to a participant after three years, subject to meeting a pre-specified performance target; and

(ii) as a co-investment scheme (Matching Shares) whereby shares are either acquired by the individual employee from the market or issued to employees who, at the Company’s invitation, have subscribed for those shares at a price that is not less than the average mid-market closing price on the three dealing days immediately preceding the date of issue. Awards of Matching Shares are ordinarily subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the par value of the Company’s shares (10p per share). Awards are neither transferable nor pensionable.

No awards may be granted over shares in any financial year the value of which is greater than one times an employee’s annual rate of salary for Restricted Awards and 45% of salary for Matching Shares.

Where the EIP is operated in the same financial year as the Company Share Option Plan the aggregate value of shares over which options and Restricted Awards can be made in any one financial year to an individual is two times annual salary. An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, if operated as a co-investment scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years. The conditions are not contained within the Plan rules, but will be set by the Committee at each grant of awards under the Plan.

Restricted Awards The applicable performance condition is one based on the Company’s relative Total Shareholder Return (ie, growth in share price plus dividends reinvested). Performance will be measured over the three years starting 1 April or 1 October before each grant takes place. The Restricted Awards will vest in respect of 25% of the shares for performance equal to the Total Shareholder Return on the FTSE All Share Index rising on a straight line basis to 100% vesting for 33% outperformance over the three year period. If the performance condition is not satisfied after the first three years, the Restricted Award will lapse; there will be no opportunity for retesting. For information, a table detailing the Company’s relative Total Shareholder Return to date is shown on page 60.

Matching Awards For Awards up to, but not including, November 2005, the performance condition has been based on the Company’s Total Shareholder Return as compared with selected UK listed Biotechnology/Pharmaceutical companies (but with current market values of at least approximately £50 million) over a three, four or five year period. The applicable peer group has comprised Acambis, Antisoma, Ark Therapeutics, AstraZeneca, Axis Shield, Galen Holdings, GlaxoSmithKline, Goldshield Group, Oxford Biomedica, Phytopharm, Shire Pharmaceuticals, Skye Pharma, and Xenova. For Awards from November 2005, the performance condition will be 50% based on the Techmark Mediscience Index and 50% based on the NASDAQ Biotechnology Index. The Remuneration Committee considers that these indices comprise of companies who better reflect the Company’s own peer group and offer a balance between a UK based and a US based index which is appropriate for a Company with a significant US shareholding and given that a large part of the international biotechnology and biopharmaceutical industry is listed in the US. The Remuneration Committee believes that using these indices for the comparator group for the performance condition will be no less demanding than the comparator group which has historically been used. Matching Awards will be a multiple of the number of Invested Shares which are acquired (up to 15% of an executive’s salary each year) based on performance as follows:

Performance ranking after three years	Rates of Matching Awards to Invested Shares
Upper quartile	2:1
Between median and upper quartile	Pro rata between 0.25:1 and 2:1
Median	0.25:1
Below median	zero

If an executive wishes to keep shares as Invested Shares for a further year then the ratio could rise (but could not fall) by 25% for upper quartile performance over the four years, reducing on a pro rata basis to an extra 6.25% for median performance. If an executive then wishes to keep his vested shares as Invested Shares for a final year then the ratio could rise (but could not fall) by a further 20% for upper quartile performance over the full five years, reducing on a pro rata basis to an extra 5% for median performance. The maximum level of match would therefore be 3:1 for upper quartile performance over three, four and five years for an investment of up to 15% of an executive’s salary.

Options Options may be granted if considered appropriate. During the year no members of the Executive Group (including Executive Directors) received options under the Company Share Option Plan (CSOP). Details of options previously granted to Executive Directors are given in the table on page 63. The CSOP was approved and came in to operation in 1997 and consists of two parts. The CSOP part A is Inland Revenue approved and the CSOP Part B is unapproved.

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STATUTORY REPORTS | REPORT ON DIRECTORS’ REMUNERATION CONT.

All employees of the Group are eligible for the grant of options under both parts of the CSOP. Options granted under part A are subject to limits set by the Inland Revenue and any balance is granted under part B. The total of shares under option to each participant is subject to limits and the exercise of options is subject to the attainment of objective performance criteria which are determined by the Committee, except in a limited number of circumstances such as redundancy where options will automatically vest.

Under the CSOP rules, individuals may be granted options over shares with a value of up to two times basic salary (excluding performance related pay) in any financial year. Where the CSOP is operated in the same financial year as the EIP any Awards of Restricted Shares under the EIP will count against this overall two times limit although Awards of Matching Shares under the EIP will not. One or more objective performance conditions are applied to all options granted under the scheme to determine whether or not they will become exercisable. These performance conditions are determined by the Remuneration Committee at the point of granting any options and are not contained in the rules of the scheme.

For option grants up to 1.5 times basic salary, the Remuneration Committee has previously determined that options will become exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company averaged over a specified period must be not less than equal to the return for the FTSE All Share index over the same period. The specified period begins on the date of grant and for grants up until November 2004 ends between the third and fourth anniversaries of the date of grant. In November 2004, the Remuneration Committee reviewed this condition and determined that for option grants of up to 1.5 times basic salary this condition will only be tested on the third anniversary of grant and again on the fourth anniversary of grant and that thereafter if the option has not vested that it will automatically lapse. Although this does not comply with current ABI guidelines which indicate that option grants should only be subject to a single point performance test, the Remuneration Committee considered that because the CSOP is currently only used for staff below the most senior levels that this performance condition is appropriate. In the event that options were granted to senior executives in the future, the Remuneration Committee would consider whether or not it believed this performance condition to be appropriate.

For option grants in excess of 1.5 times basic salary the number of options which will become exercisable is determined on a linear sliding scale based on the extent to which the Total Shareholder Return (TSR) for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index over a three year period, by an amount of between 0% and 33%. For example, if CAT’s TSR in the relevant period exceeded the TSR for the FTSE All Share Index by 33% all options in excess of 1.5 times salary would become exercisable. Conversely, if TSR for CAT in the relevant period did not exceed the TSR for the FTSE All Share Index at all, then no options in excess of 1.5 times basic salary would become exercisable. For information, a graph detailing the Company’s Total Shareholder Return to date is shown opposite.

For all option grants, the figure which is used for CAT’s share price in determining whether or not options have become exercisable is the closing mid market price of a share as derived from the London Stock Exchange’s Daily Official List averaged over a period of 20 consecutive business days for options granted prior to November 2004 and averaged over 90 consecutive business days for options granted after November 2004.

Performance graph The graph which follows shows the percentage change in Total Shareholder Return from 30 September 2005 against the corresponding change in a hypothetical holding in shares in the FTSE All Share Index. The Remuneration Committee considers this to be the most appropriate benchmark for the Company Share Option Plan and the Restricted Share element of the Executive Incentive Plan because it provides a broad base for comparing the performance of the Company with the performance of all companies listed on the London Stock Exchanges main market and thus mirrors the basis upon which an investor might decide whether or not to invest in the Company.

Total Shareholder Return over five years

[GRAPHIC]

This graph shows the value, by 30 September 2005, of £100 invested in Cambridge Antibody Technology Group on 30 September 2000 compared with the value of £100 invested in the FTSE All Share Index. The graph shows daily movements in these values over the period.

[GRAPHIC]

This graph shows the value, by 30 September 2005, of £100 invested in Cambridge Antibody Technology Group on 30 September 2000 compared with the value of £100 invested in the FTSE All Share Index. The other points plotted are the values at intervening financial year-ends.

Source: Datastream

Share Incentive Plan The Company has established an Inland Revenue approved Share Incentive Plan (SIP) which complies with Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003. The SIP has four elements: Free Shares, Partnership Shares, Matching Shares and Dividend Shares. The Company does not operate the Dividend share element of the scheme. Free Shares can be appropriated to employees with a maximum market value of £3,000 per employee per year. The shares are offered on similar terms to all eligible employees and include a performance related element. All of CAT’s employees, including Executive Directors,

60 | CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC | ANNUAL REPORT 2005

employed on 31 March in the financial year preceding the date of award are eligible for the award of Free Shares. Partnership Shares may be purchased by employees out of their pre-tax salary up to £1,500 (or 10% salary if lower) per year. Where employees purchase Partnership Shares they can be awarded additional Free Shares on a matching basis. The Remuneration Committee has determined that the ratio of Partnership Shares to Matching Shares shall be 1:1. Free Shares and Matching Shares are forfeited if the participant leaves the Group within 12 months of the date of grant other than in certain specified circumstances. The Board has the discretion to amend this ratio if it so determines.

On 29 November 2004, 59,061 Free Shares were awarded in aggregate to each of 247 eligible employees. On 3 February 2005, 28,407 Partnership and 28,407 Matching Shares were allocated in aggregate to 128 employees under the SIP.

Share usage Under amendments which were approved by shareholders in February 2004, the Company may issue shares under all of its share incentive schemes to an overall limit of 1.75% of the issued share capital in any one financial year which limit may be increased by an additional 0.5% where share usage relates to recruitment. This additional limit may only be utilised at the discretion of the Remuneration Committee. These annual authorities will expire at the earliest of the Company’s Annual General Meeting in 2009 or May 2009. In the financial year ended 30 September 2005, the Company utilised 1.09% against this annual limit. The Group has a policy that over the medium to long term it will aim to restrict the issuance of shares under all of its share incentive schemes to 10% of the issued share capital over a rolling ten year period, starting from March 1997. As at 28 November 2005 the Group had utilised approximately 6.23% against this limit.

Non-Executive Directors

Fees payable to Non-Executive Directors are determined by the Board, with the exception of the Chairman’s fee which is determined by the Remuneration Committee (as required by the Revised Combined Code). However, Non-Executive Directors do not vote on their own fees. All the Non-Executive Directors have irrevocably committed to exercise the right given under their appointment letters to take 25% of their remuneration in Company shares. In November 2005 the Board resolved that members of the Remuneration and Audit Committees (other than the Chairmen of those committees) should all be paid a membership of £3,000 per annum and that the Senior Independent Director should be paid £3,000 per annum in addition to basic fees. It also resolved that the Chairmen of each of the Remuneration and Audit Committees and the Scientific Advisory Board should continue to receive £6,000 per annum. Also in November 2005, the Remuneration Committee resolved that the fee for the Chairman should increase to £70,000 to reflect the significant amount of time involved in this role and that the basic fees payable to Non-Executive Directors should remain at £25, 000. These amendments took effect from 1 October 2005. Before making these decisions, consideration was given to available data from other companies of comparable size and/or in the same or similar sectors as well as to the amount of time it is estimated that the Non-Executive Directors and the Chairman commit to the Company. Other than Aaron Klug who has received and/or is due to receive a total of £6,000 for his services to the Scientific Advisory Board no other fees were paid to any Non-Executive Director in respect of any other service provided to the Company.

None of the Company’s Non-Executive Directors participate in the Group’s share incentive schemes or pension arrangements.

Service contracts

The service contracts and letters of appointment of the Directors include the following terms:

	Date of contract	Contract notice period*	Next date for re-election under the Articles of Association
Non-Executive
Paul Nicholson	7 Feb 2003	6 months	2006
Åke Stavling	7 Feb 2003	3 months	2006
Uwe Bicker	7 Feb 2003	3 months	—
Aaron Klug	30 Jan 2004	3 months	—
John Brown	12 Sep 2005	3 months	2006
Christopher Marshall	24 Sep 2004	3 months	2008
Peter Ringrose	30 Jan 2004	3 months	2007
John Stocker	7 Feb 2003	3 months	2006

Executive
Peter Chambré	8 Apr 2002**	12 months	2006
John Aston	1 Oct 2001**	12 months	2007
Diane Mellett	1 Oct 2001**	12 months	2006

Other Directors who served during the year
David Glover†	N/A	12 months	N/A

*	Terminable either way.

**	This is date of the current contract and is not necessarily the date on which continuous employment commenced.

†	Retired from the Board on 4 February 2005.

None of the Non-Executive Directors has a service agreement. Each of the Non-Executive Directors has signed a letter of appointment pursuant to which he is appointed until such time as he may be required under the Company’s Articles of Association to retire by rotation or in such other circumstances under which he may be required by the Articles of Association to stand down as a Director. The appointment of each Non-Executive Director is terminable by either party with three months’ written notice, with the exception of the Chairman whose appointment is terminable by either party with six months’ written notice.

The service contracts for the Executive Directors are terminable by either party with 12 months’ written notice. These service contracts do not currently contain a clause for liquidated damages.

Under the Articles of Association all Directors appointed by the Board must present themselves for re-election at the first Annual General Meeting following their appointment and all Directors must submit themselves for re-election at least once every three years or more often if the Articles of Association of the Company so require.

John Aston is a Non-Executive Director of Intercytex Group Plc, for which he receives an annual fee of £25,000 which the Board has resolved that he should be allowed to retain.

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STATUTORY REPORTS | REPORT ON DIRECTORS’ REMUNERATION CONT.

Directors’ shareholdings

The Directors who held office during the year had the following beneficial interests in the shares of the Company at 30 September 2005:

	Ordinary shares 2005 Number	Ordinary shares 2004 Number
Paul Nicholson(i)	10,763	7,093
Åke Stavling(i)	2,821	1,107
Uwe Bicker(i)	6,524	4,810
John Brown(i)	nil	nil	(iv)
Aaron Klug(i)	28,406	30,279
Christopher Marshall(i)	706	nil
Peter Ringrose(i)	3,641	1,927
John Stocker(i)	82,665	80,951
Peter Chambré(i)	26,090	21,622
John Aston(i)	59,962	38,715
David Glover(ii)	29,372	13,512
Diane Mellett(iii)	15,062	14,567	(v)

(i)	The interests have remained unchanged since the financial year end.

(ii)	Beneficial interest in shares as on 4 February 2005. David Glover no longer has an obligation to notify the Company of his beneficial interest in shares.

(iii)	Diane Mellett exercised an option over 7,597 shares on 25 November 2005, this being the last day on which the option could be exercised. She did not sell any of the shares resulting from this option exercise prior to the announcement of the Group’s Preliminary Results on 28 November 2005.

(iv)	Holding as at 12 September 2005, being the date on which John Brown became a Director.

(v)	Holding as at 4 February 2005, being the date on which Diane Mellett became a Director.

Information subject to audit

Directors’ emoluments

The emoluments of the Directors who served during the year were as follows:

	Fees/basic salary £’000	Taxable benefits £’000	Performance related remuneration £’000	Total 2005 £’000	Total 2004 £’000	Pension contributions 2005 £’000	Pension contributions 2004 £’000
Non-Executive Directors
Paul Nicholson	60.0	0.8	—	60.8	50.6	—	—
Åke Stavling	31.0	0.5	—	31.5	29.7	—	—
Uwe Bicker	25.0	—	—	25.0	24.4	—	—
Aaron Klug	25.0	0.1	—	25.1	24.4	—	—
Christopher Marshall(i)	25.0	0.1	—	25.1	0.5	—	—
Peter Ringrose	37.0	1.4	—	38.4	33.8	—	—
John Stocker	25.0	—	—	25.0	24.4	—	—
John Brown(ii)	1.2	0.9	—	2.1	—	—	—

Executive Directors
Peter Chambré(iii)	395.8	0.3	144.8	540.9	489.0	—	—
John Aston	176.4	0.3	63.9	240.6	212.8	17.6	17.2
David Glover(iv)	58.4	0.2	—	58.6	207.7	16.0	16.5
Diane Mellett(v)	108.7	0.2	58.7	167.6		10.9

Aggregate emoluments	968.5	4.8	267.4	1,240.7	—	44.5	33.7

2004 Total	924.3	3.5	187.4		1,115.2	—	—

(i)	Appointed a Director 24 September 2004.

(ii)	Appointed a Director 12 September 2005.

(iii)	Included within Peter Chambré’s salary are payments made to him during the year of £35,986 (2004: £34,940) for him to contribute to his retirement annuity contract.

(iv)	Resigned as a Director on 4 February 2005.

(v)	Appointed a Director on 4 February 2005; remuneration is prorated for the purpose of this disclosure from this date.

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Directors’ share options

Director		At 1 October 2004 Number	Granted Number	Exercised Number	Lapsed Number	At 30 September 2005 Number	Exercise price £	Earliest date exercisable	Latest date exercisable
Peter Chambré	(i)	45,013	—	—	—	45,013	10.83	23/05/05	22/05/12
		15,005	—	—	15,005	—	10.83	23/05/05	22/05/12
	(i)	110,217	—	—	—	110,217	4.60	23/05/06	22/05/13
	(i)	36,739	—	—	—	36,739	4.60	23/05/06	22/05/13
John Aston	(i)	9,000	—	9,000	—	—	5.00	19/12/00	18/12/04
	(i)	9,964	—	9,964	—	—	2.42	27/11/01	26/11/05
	(i)	55,019	—	25,000	—	30,019	2.87	03/12/02	02/12/06
	(i)	13,489	—	—	—	13,489	17.04	04/12/04	03/12/08
	(i)	672	—	—	—	672	5.13	22/11/05	21/11/12
	(ii)	6,907	—	—	—	6,907	5.13	22/11/05	21/11/12
David Glover	(iii)	15,000	—	15,000	—	—	5.00	19/12/00	18/12/04
	(iii)	29,964	—	—	—	29,964	2.42	27/11/01	26/11/05
	(iii)	55,019	—	—	—	55,019	2.87	03/12/02	02/12/06
	(iii)	13,260	—	—	—	13,260	17.04	04/12/04	04/02/06
	(iii)	661	—	—	—	661	5.13	04/02/05	21/05/06
	(iii)	6,790	—	—	—	6,790	5.13	04/02/05	21/05/06
Diane Mellett	(i)	8,000	—	—	—	8,000	5.00	19/12/00	18/12/07
	(i)	18,000	—	18,000	—	—	5.00	19/12/00	18/12/04
	(i)	7,597	—	—	—	7,597	2.42	27/11/01	26/11/05
	(i)	43,058	—	—	—	43,058	2.87	03/12/02	02/12/06
	(i)	11,665	—	—	—	11,665	17.04	04/12/04	03/12/08
	(ii)	5,973	—	—	—	5,973	5.13	22/11/05	21/11/12
	(i)	581	—	—	—	581	5.13	22/11/05	21/11/12

Totals		517,593	—	76,964	15,005	425,624	—	—	—

(i)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

(ii)	The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the Total Shareholder Return (‘TSR’) for the Company exceeds the percentage increase in TSR for the FTSE All Share Index by an amount of between 0% and 33%.

(iii)	David Glover resigned as a Director on 4 February 2005. At the time of his resignation, the Board determined to grant him the maximum discretion allowable under the rules of the Company Share Option Plan in respect of the time during which the options must be exercised. Accordingly, these options may be exercised by the later of 12 months from 4 February 2005 or 42 months from the date of grant.

Exercise of options	Date of exercise	Market price on exercise	Gain on exercise £’000
John Aston	13 Dec 2004	£6.13	10.2
David Glover	13 Dec 2004	£6.13	17.0
Diane Mellett	13 Dec 2004	£6.13	20.3
John Aston	4 Mar 2005	£7.00	148.9

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STATUTORY REPORTS | REPORT ON DIRECTORS’ REMUNERATION CONT.

Directors’ awards under Executive Incentive Plan Restricted Award

Restricted Awards

Director		At 1 October 2004	Number of shares over which award granted during year	Exercised Number	Lapsed Number	At 30 September 2005 Maximum Number	Exercise price £	Earliest date exercisable	Latest date exercisable	Extent to which award will vest in median to upper quartile range %
Peter Chambré	(i)	46,388	—	—	—	46,388	0.10	20/02/07	19/02/10	25-100
		—	46,122	—	—	46,122	0.10	30/12/07	29/12/10	25-100
John Aston	(i)	34,152	—	—	—	34,152	0.10	20/02/07	19/02/10	25-100
		—	22,613	—	—	22,613	0.10	30/12/07	29/12/10	25-100
Diane Mellett	(i)	14,597	—	—	—	14,597	0.10	20/02/07	19/02/10	25-100
		—	17,304	—	—	17,304	0.10	30/12/07	29/12/10	25-100
David Glover	(ii)	18,300	—	3,396	14,904	—	0.10	04/02/05	04/08/05	25-100

Totals		113,437	86,039	3,396	14,904	181,176

Exercise of Restricted Awards

	Date of exercise	Market price on exercise £	Gain on exercise £’000
David Glover	29/07/05	6.905	23.1

(i)	The applicable performance condition is described under the heading Executive Incentive Plan on page 59 of the Remuneration Report.

(ii)	David Glover resigned as a Director on 4 February 2005. Pursuant to the rules of the Executive Incentive Plan, the Remuneration Committee exercised its discretion and determined that in respect of the awards already granted the relevant performance condition will apply based on the number of whole months service given by David Glover during the period of the performance condition. Stated differently, a calculation was made to determine the extent to which the performance condition had been met from the commencement of the performance condition to the date on which David Glover ceased to be employed by the Company. The amount of the award was then pro-rated over the same period.

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Matching Awards

Director		At 1 October 2004	Number of invested shares purchased against which Matching Award could be made during year	Exercised Number	Lapsed Number	At 30 September 2005	Exercise price £	Earliest date exercisable	Latest date exercisable	Extent to which award will vest in median to upper quartile range after three years %	Extent to which award will vest in median to upper quartile range after four years %(iii)	Extent to which award will vest in median to upper quartile range after five years %(iv)
Peter Chambré	(i)	11,153	—	—	—	11,153	0.10	20/02/07	19/02/10	25-200	213-250	260-300
		—	3,541	—	—	3,541	0.10	30/12/07	29/12/10	25-100	213-250	260-300
John Aston	(i)	2,086	—	—	—	2,086	0.10	20/02/07	19/02/10	25-100	213-250	260-300
		—	3,541	—	—	3,541	0.10	30/12/07	29/12/10	25-100	213-250	260-300
Diane Mellett	(i)	842	—	—	—	842	0.10	20/02/07	19/02/10	25-100	213-250	260-300
		—	495	—	—	495	0.10	30/12/07	29/12/10	25-100	213-250	260-300
David Glover	(ii)	3,129	—	647	2,482	—	0.10	04/02/05	04/08/05	25-100	213-250	260-300

Totals		17,210	7,577	647	2,482	21,658

Exercise of Matching Awards

	Date of exercise	Market price on exercise £	Gain on exercise £’000
David Glover	29/07/05	6.905	4.4

(i)	The applicable performance condition is described under the heading Executive Incentive Plan on page 59 of the Remuneration Report.

(ii)	David Glover resigned as a Director on 4 February 2005. Pursuant to the rules of the Executive Incentive Plan, the Remuneration Committee exercised its discretion and determined that in respect of the awards already granted the relevant performance condition will apply based on the number of whole month’s service given by David Glover during the performance condition. Stated differently, a calculation was made to determine the extent to which the performance condition had been met from the commencement of the performance condition to the date on which David Glover ceased to be employed by the Company. The amount of the award was then pro-rated over the same period.

(iii)	Assumes that award vests at upper quartile level on the third anniversary of the grant of the award.

(iv)	Assumes that award vests at upper quartile level on the fourth anniversary of the grant of the award.

The closing market price of the ordinary shares in the Company at 30 September 2005 was £7.44 and the range during the year was £5.50 to £7.75.

Highest paid Director

Peter Chambré was the highest paid Director. His aggregate remuneration comprised emoluments of £541,020 (2004: Peter Chambré £489,045).

Peter Ringrose

Chairman of the Remuneration Committee

28 November 2005

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